Exhibit (e)(6)

Healthcare Trust of America, Inc. Recommends

REJECTION of CMG Tender Offer

April 17, 2012

Dear Stockholder:

We are aware that you may have received an unsolicited mini-tender offer (the “Offer”) by CMG Partners, LLC and affiliated entities (“CMG”) dated March 28, 2012 to purchase up to 1,000,000 shares (“Shares”) of Healthcare Trust of America, Inc. (“HTA”) common stock for a price of $6.00 per share. CMG and the CMG Offer are not affiliated with HTA.

The HTA Board of Directors (the “HTA Board”) has carefully evaluated the terms of the CMG Offer and has unanimously determined that the CMG Offer is not in the best interests of the HTA stockholders. Although we have not undertaken a formal evaluation of HTA’s assets, the HTA Board believes that the value of each Share is in excess of CMG’s proposed purchase price per Share, and notes that the HTA stockholders who tender their Shares in the CMG Offer shall not receive any future distributions from HTA. The HTA Board believes that the CMG Offer is an opportunistic attempt to deprive the HTA stockholders who tender Shares of the potential opportunity to realize a greater long-term value of their investment in HTA.

Accordingly, the HTA Board does not recommend or endorse CMG’s Offer and suggests that the HTA stockholders reject the CMG Offer and not tender their Shares pursuant to the CMG Offer.

CMG included disclosure in a Schedule TO (Tender Offer Statement) filed with the U.S. Securities and Exchange Commission (“SEC”) that CMG is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares, and that in establishing the purchase price per Share, CMG is motivated to establish the lowest price which might be acceptable to the HTA’s stockholders consistent with CMG’s objectives.

The HTA Board acknowledges that each HTA stockholder must evaluate whether to tender its Shares to CMG pursuant to the CMG Offer and that an individual HTA stockholder may determine to tender its Shares based on, among other things, its individual liquidity needs. There can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors, including general economic conditions and other factors.

The HTA stockholders are urged to consult with their financial advisors and to exercise caution with respect to mini-tender offers. Mini-tender offers are third-party offers to purchase less than 5% of a company’s outstanding shares, thereby avoiding the filing, disclosure and procedural requirements adopted by the SEC for the protection of investors. The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.

We have filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with additional detail as to why the HTA Board believes the CMG Offer is not in the best interest of the HTA stockholders. Investors and security holders can obtain a free copy of the solicitation/recommendation statement and other documents that we file with the SEC at the SEC’s website at www.sec.gov and our website www.htareit.com. In addition, the solicitation/recommendation statement with respect to the tender offer and other documents may be obtained from us free of charge by directing a request to Healthcare Trust of America, Inc., Attn: [Investor Relations], Healthcare Trust of America, Inc., 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254.

We appreciate your continued support of and interest in our company.

Sincerely,

/s/ Scott D. Peters

Scott D. Peters Chairman of the Board, Chief Executive Officer and President

About Healthcare Trust of America, Inc.

Healthcare Trust of America, Inc. is a fully integrated, self-administered, self-managed real estate investment trust. Since its formation in 2006, HTA has built a portfolio of acquisitions that totals approximately $2.5 billion based on purchase price and is comprised of approximately 12.4 million square feet of gross leasable area. HTA’s portfolio is geographically diverse, with property portfolios located in 26 states. With overall portfolio occupancy of 91%, fifty-six percent of HTA’s current occupancy consists of credit rated tenants. Ninety-six percent of HTA’s portfolio is located on-campus or aligned with recognized healthcare systems.

For more information on Healthcare Trust of America, Inc., please visit www.htareit.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements with respect to HTA. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, readers can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should,” and “would” or the negative of these terms or other comparable terminology. The forward-looking statements are based on HTA’s beliefs, assumptions, and expectations of its future performance, taking into account all information currently available to it. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to HTA or within its control. If a change occurs, HTA’s business, financial condition, liquidity, and results of operations may vary materially from those expressed in its forward-looking statements. Readers should carefully consider these risks, along with the following factors that could cause actual results to vary from HTA’s forward-looking statements: changes in economic conditions affecting the healthcare property sector, the commercial real estate market and the credit market; competition for acquisition of medical office buildings and other facilities that serve the healthcare industry; economic fluctuations in certain states in which our property investments are geographically concentrated; retention of our senior management team; financial stability and solvency of our tenants; the supply and demand for operating properties in the market areas in which we operate; our ability to acquire and timely develop real properties, and to successfully operate those properties once acquired; changes in property taxes; legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry; fluctuations in reimbursements from third party payors such as Medicare and Medicaid; delays in liquidating defaulted mortgage loan investments; changes in interest rates; the availability of capital and financing; restrictive covenants in our credit facilities; changes in our credit ratings; and our ability to remain qualified as a REIT. In addition to the foregoing, HTA faces certain additional risks as described more fully in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by HTA with the SEC on March 25, 2011, and the Quarterly Reports on Form 10-Q filed by HTA with the SEC on May 16, 2011, August 15, 2011 and November 14, 2011, which sections are incorporated herein by reference. Except as required, HTA undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks, uncertainties, and assumptions, the events described by HTA’s forward-looking statements might not occur.